UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Black Diamond, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

182707109

(CUSIP Number)

Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2012

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 182707109	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,335,284 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,335,284 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,335,284 (Excludes 100,000 shares beneficially owned by the Reporting Person’s spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 182707109	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,419,490 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,490 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 182707109	13D/A	Page 4 of 8 Pages

The Statement of Beneficial Ownership on Schedule 13D filed on April 12, 2002 by Warren B. Kanders (“Mr. Kanders”) and Kanders GMP Holdings, LLC, a Delaware limited liability company (“Holdings”, together with Mr. Kanders, collectively, the “Reporting Persons”)in connection with the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Black Diamond, Inc. (“Black Diamond” or the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on June 6, 2002, and further amended by Amendment No. 2 filed on October 29, 2002, and further amended by Amendment No. 3 filed on April 17, 2003, and further amended by Amendment No. 4 filed on August 20, 2008, and further amended by Amendment No. 5 filed on December 9, 2008, and further amended by Amendment No. 6 filed on January 5, 2009, and further amended by Amendment No. 7 filed on May 14, 2010, and further amended by Amendment No. 8 filed on June 4, 2010, is hereby amended by this Amendment No. 9 to the Schedule 13D (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

CUSIP No. 182707109	13D/A	Page 5 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference into this Item 3. The source of consideration for the shares of Common Stock reported herein as purchased is the personal funds of Mr. Kanders.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On February 22, 2012, Mr. Kanders purchased 666,667 shares of Common Stock sold by Black Diamond in a public offering of 8,912,500 shares of Common Stock (the “Offering”) at a price of $7.50 per share.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 182707109	13D/A	Page 6 of 8 Pages

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 7,335,284 shares of Common Stock, constituting approximately 23.1% of the outstanding shares of Common Stock, which is comprised of:  (i) 3,880,664 shares of Common Stock owned directly by Mr. Kanders; (ii) 2,419,490 shares of Common Stock held by Holdings, of which Mr. Kanders is the sole managing member, that are subject to a lock-up agreement restricting transfer expiring May 28, 2012; (iii) currently exercisable options to purchase an aggregate of 1,021,250 shares of Common Stock (comprised of (A) 200,000 plan options having an exercise price of $5.35 per share that were granted in December 2002; (B) 400,000 non-plan options having an exercise price of $7.50 share and 400,000 non-plan options having an exercise price of $10.00 per share that were granted in December 2002; and (C) 21,250 options having an exercise price of $4.06 per share that were granted in May 2009); and (iv) 13,900 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for his children.

The amount reported above as being beneficially owned by Mr. Kanders excludes: (i) 100,000 shares of Common Stock that are beneficially owned by Mr. Kanders’ spouse, as to all of which he disclaims any beneficial ownership; (ii) a seven-year restricted stock award granted under the Issuer's 2005 Stock Incentive Plan of which (A) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $10.00 per share for 20 consecutive trading days; (B) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $12.00 per share for 20 consecutive trading days; and (C) 250,000 restricted shares will vest and become nonforfeitable on the date the closing price of the Company’s Common Stock shall have equaled or exceeded $14.00 per share for 20 consecutive trading days.

The shares of Common Stock beneficially owned by Mr. Kanders are subject to a lock-up agreement with the underwriters in the Offering dated February 16, 2012, restricting the sales of such shares by Mr. Kanders for a period of 90 days, subject to extension under certain circumstances. This includes 5,647,367 shares of Common Stock that are beneficially owned by Mr. Kanders, that he has hypothecated and/or pledged as security for loans from financial institutions, and that may be sold by such financial institutions in the event of a foreclosure of these loans.  The financial institution to which Mr. Kanders has pledged 2,419,490 of his shares of Common Stock has agreed with Mr. Kanders that, notwithstanding its rights to foreclose on the shares in the event of a default under its loan agreement, such financial institution will not sell, transfer or otherwise dispose of the shares of Common Stock that are beneficially owned by Mr. Kanders during the 90-day lock-up period following the Offering, which may be extended under certain circumstances; and the financial institution to which Mr. Kanders has pledged 2,154,450 of his shares of Common Stock has agreed with Mr. Kanders that during the 90-day lock-up period following the Offering, which may be extended under certain circumstances, such financial institution will hold such shares in an account that is not pledged to it to secure any outstanding loans it has with Mr. Kanders.

CUSIP No. 182707109	13D/A	Page 7 of 8 Pages

The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based upon 30,675,984 shares of Common Stock outstanding as of February 22, 2012, consisting of (i) 21,763,484 shares of Common Stock reported as outstanding as of October 26, 2011 in the Company’s most recent quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 1, 2011; and (ii) 8,912,500 shares of Common Stock sold by the Company in the Offering.

Except as described in this Schedule 13D, no transactions in the shares of the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days.

(d). No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e).  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

The description of the lock-up agreement identified in Item 5 above is incorporated herein by reference into this Item 6.

CUSIP No. 182707109	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2012

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member